UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2019

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated April 1, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: April 1, 2019	By:	/s/ David Schilansky
	Name:	David Schilansky
	Title:	Deputy Chief Executive Officer

Exhibit 99.1

DBV Technologies Announces Filing of 2018 “Document de Référence” and 2018 Annual Report on Form 20-F

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT) today announced the filing of its 2018 Annual Report “Document de Référence” for the year ended December 31, 2018 with the French market authority “Autorité des Marchés Financiers” (AMF) and the filing of its Annual Report on Form 20-F for the year ended December 31, 2018, with the U.S. Securities and Exchange Commission (SEC).

These documents can be accessed on the Investors & Media section of the Company’s website at www.dbv-technologies.com. In addition, the “Document de Référence” is available on the AMF’s website at www.amf-france.org and the Form 20-F is available on the SEC’s website at www.sec.gov. Printed copies of the “Document de Référence” are available at the Company’s headquarters and registered office located at 177-181 avenue Pierre Brossolette 92120 Montrouge, France. Any shareholder can request a printed copy of the Form 20-F, free of charge, upon request. Requests should be directed to DBV Technologies, Attn: Investor Relations, 177-181 avenue Pierre Brossolette 92120 Montrouge, France.

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food-allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical trial of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1-646-650-3912

joseph.becker@dbv-technologies.com